Exhibit 99.2

Consolidated Financial Statements
(In thousands of United States dollars)
THERATECHNOLOGIES INC.
November 30, 2022 and 2021

THERATECHNOLOGIES INC.
Table of Contents
(In thousands of United States dollars)

KPMG LLP 600 de Maisonneuve Blvd. West Suite 1500, Tour KPMG Montréal (Québec) H3A 0A3 Canada	Telephone (514) 840-2100 Fax (514) 840-2187 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Theratechnologies Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Theratechnologies Inc. (the ‘’Company’’) as of November 30, 2022 and 2021, the related consolidated statements of net loss and comprehensive loss, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the ‘’consolidated financial statements’’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2022 and 2021, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Going Concern
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s convertible notes mature in June 2023 and its Loan Facility contains various covenants, including minimum liquidity covenants. There is material uncertainty related to events or conditions that cast substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
G LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG
Canada provides services to KPMG LLP

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
(signed) KPMG LLP
We have served as the Company’s auditor since 1993.
Montréal, Canada
February 27, 2023

THERATECHNOLOGIES INC.
Consolidated Statements of Financial Position
(In thousands of United States dollars)
As at November 30, 2022 and 2021

	Note	November 30, 2022	November 30, 2021

Assets
Current assets
Cash		$23,856	$20,399
Bonds and money market funds	6	9,214	19,955
Trade and other receivables	7	12,045	10,487
Tax credits and grants receivable	8	299	441
Inventories	9	19,688	29,141
Prepaid expenses and deposits	10	7,665	10,745
Derivative financial assets	21(d)	603	740

Total current assets		73,370	91,908

Non-current assets
Property and equipment	11	1,494	743
Right-of-use-assets	12	1,595	2,111
Intangible assets	13	15,009	21,388
Deferred financing costs	18 & 21(c)	1,792	621
Other asset	14	-	2,441

Total non-current assets		19,890	27,304

Total assets		$93,260	$119,212

Liabilities
Current liabilities
Accounts payable and accrued liabilities	15	$41,065	$40,376
Provisions	16	7,517	4,123
Convertible unsecured senior notes	19	26,895	-
Term loan	18	37,894	-
Current portion of lease liabilities	20	476	463
Income taxes payable		394	60
Deferred revenue		38	54

Total current liabilities		114,279	45,076

Non-current liabilities
Convertible unsecured senior notes	19	-	54,227
Lease liabilities	20	1,446	2,055
Other liabilities		106	94

Total non-current liabilities		1,552	56,376

Total liabilities		115,831	101,452

Equity
Share capital and warrants	21	338,751	335,752
Equity component of convertible unsecured senior notes		2,132	4,457
Contributed surplus		18,810	12,843
Deficit		(382,649)	(335,248)
Accumulated other comprehensive income (loss)	21(i)	385	(44)

Total equity		(22,571)	17,760

Commitments	27
Subsequent events	30

Total liabilities and equity		$93,260	$119,212

The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors
(signed)

Alain Trudeau

Director
(signed)

Gérald Lacoste

Director

THERATECHNOLOGIES INC.
Consolidated Statements of Net Loss and Comprehensive Loss
(In thousands of United States dollars, except per share amounts)
Years ended November 30, 2022 and 2021

	Note	2022	2021

Revenue	3	$80,057	$69,823
Operating expenses
Cost of sales
Cost of goods sold		23,838	18,378
Amortization of other asset	14	2,441	4,882
Research and development expenses , net of tax credits of $316 (2021 – $277)		36,939	28,274
Selling expenses		39,391	28,909
General and administrative expenses		17,356	14,616

Total operating expenses		119,965	95,059

Loss from operating activities		(39,908)	(25,236)
Finance income	5	673	195
Finance costs	5	(7,559)	(6,621)

		(6,886)	(6,426)

Loss before income taxes		(46,794)	(31,662)
Income tax expense		(443)	(63)

Net loss		(47,237)	(31,725)

Other comprehensive income (loss), net of tax
Items that may be reclassified to net profit (loss) in the future
Net change in fair value of financial assets at fair value through other comprehensive income (“FVOCI”)		(360)	(197)
Exchange differences on translation of foreign operations		789	634

		429	437

Total comprehensive loss		$(46,808)	$(31,288)

Loss per share
Basic and diluted	21(h)	$(0.50)	$(0.34)

The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statements of Changes in Equity
(In thousands of United States dollars)
Years ended November 30, 2022 and 2021

		Share capital and warrants		Equity component of convertible unsecured senior notes			Accumulated other comprehensive income (loss)
	Note	Number of shares	Amount		Contributed surplus	Deficit		Total

Balance as at November 30, 2020		77,013,411	$ 287,312	$ 4,457	$12,065	$ (300,129)	$ (481)	$ 3,224

Total comprehensive loss
Net loss		-	-	-	-	(31,725)	-	(31,725)
Other comprehensive income:
Net change in fair value of FVOCI financial assets		-	-	-	-	-	(197)	(197)
Exchange differences on translation of foreign operations		-	-	-	-	-	634	634

Total comprehensive loss		-	-	-	-	(31,725)	437	(31,288)

Transactions with owners, recorded directly in equity
Public issue of common shares and warrants	21(a)	16,727,900	46,002	-	-	-	-	46,002
Share issue costs		-	-	-	-	(3,394)	-	(3,394)
Exercise of warrants	21(a)	233,400	742	-	-	-	-	742
Share issue – Oncology	21(b)	481,928	668	-	(668)	-	-	-
Share-based compensation plan:
Share-based compensation for stock option plan	21(g)	-	-	-	1,879	-	-	1,879
Exercise of stock options:
Monetary consideration	21(g)	665,000	595	-	-	-	-	595
Attributed value		-	433	-	(433)	-	-	-

Total contributions by owners		18,108,228	48,440	-	778	(3,394)	-	45,824

Balance as at November 30, 2021		95,121,639	$ 335,752	$ 4,457	$12,843	$ (335,248)	$ (44)	$ 17,760
Total comprehensive loss
Net loss		-	-	-	-	(47,237)	-	(47,237)
Other comprehensive income:
Net change in fair value of FVOCI financial assets, net of tax		-	-	-	-	-	(360)	(360)
Exchange differences on translation of foreign operations		-	-	-	-	-	789	789

Total comprehensive loss		-	-	-	-	(47,237)	429	(46,808)

Transactions with owners, recorded directly in equity
Share issue - ATM program	21(c)	1,600,000	2,960	-	-	-	-	2,960
Share issue costs		-	-	-	-	(164)	-	(164)
Purchase of convertible unsecured senior notes	19	-	-	(2,325)	2,125	-	-	(200)
Share-based compensation plan:
Share-based compensation for stock option plan	21(g)	-	-	-	3,860	-	-	3,860
Exercise of stock options:
Monetary consideration	21(g)	84,660	21		-	-	-	21
Attributed value		-	18		(18)	-	-	-

Total contributions by owners		1,684,660	2,999	(2,325)	5,967	(164)	-	6,477

Balance as at November 30, 2022		96,806,299	$ 338,751	$ 2,132	$18,810	$ (382,649)	$ 385	$(22,571)

The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statements of Cash Flows
(In thousands of United States dollars)
Years ended November 30, 2022 and 2021

	Note	2022	2021 (recast 1 )

Cash flows from (used in)
Operating
Net loss		$(47,237)	$(31,725)
Adjustments for
Depreciation of property and equipment	11	390	237
Amortization of intangible assets and other asset	13, 14	11,652	8,062
Amortization of right-of-use assets	12	429	449
Share-based compensation for stock option plan and stock appreciation rights		3,872	1,932
Change in fair value of derivative financial assets	21(d)	217	(212)
Change in fair value of liability related to deferred stock unit plan	21(d)	(221)	209
Interest on convertible unsecured senior notes and term loan	5	4,357	3,306
Interest paid on convertible unsecured senior notes and term loan		(4,634)	(3,306)
Interest income	5	(316)	(195)
Interest received		456	282
Income tax expense		443	63
Income taxes paid		(109)	(19)
Foreign exchange		1,209	890
Gain on repurchase of convertible unsecured senior notes	19	(357)	-
Accretion expense and amortization of deferred financing costs	5	2,140	2,358

Change in operating assets and liabilities		(27,709)	(17,669)
Trade and other receivables		(1,669)	1,852
Tax credits and grants receivable		126	323
Inventories		8,991	(4,217)
Prepaid expenses and deposits		3,058	(5,569)
Accounts payable and accrued liabilities		(1,100)	5,549
Provisions		3,627	2,226
Deferred revenue		(16)	4

		13,017	168

Total cash used in operating activities		(14,692)	(17,501)

Financing activities
Repurchase of convertible unsecured senior notes	19	(28,746)	-
Costs related to repurchase of convertible unsecured senior notes	19	(73)	-
Proceeds from issuance of term loan	18	40,000	-
Costs related to issuance of term loan	18	(2,285)	-
Repayment of other obligations	17	-	(5,000)
Proceeds from exercise of stock options		21	595
Proceeds from exercise of warrants		-	742
Proceeds from issue of common shares and warrants	21(c)	2,960	46,002
Share issue costs	21(c)	(89)	(3,394)
Deferred financing costs		(1,527)	(447)
Payment of lease liability	20	(605)	(635)

Total cash from financing activities		9,656	37,863

Investing activities
Acquisition of intangible assets		-	(39)
Acquisition of property and equipment	11	(985)	(127)
Proceeds from sale of bonds and money market funds		9,906	640
Acquisition of bonds and money market funds		(239)	(13,210)

Total cash from (used in) investing activities		8,682	(12,736)

Net change in cash		3,646	7,626
Cash, beginning of year		20,399	12,737
Effect of foreign exchange on cash		(189)	36

Cash, end of year		$23,856	$20,399

1	The company voluntarily changed its accounting policy to classify interest paid and received as part of operating activities, see Note 2.
Refer to Note 23 for supplemental cash flow disclosures.
The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

Theratechnologies Inc. is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.
The consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly-owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).
The Company has two wholly-owned subsidiaries that are material:

●
Theratechnologies Europe Limited, a company governed by the
Companies Act 2014
(Ireland). Theratechnologies Europe Limited provides the services of personnel to Theratechnologies Inc. for its activities in the United States, following the discontinuation of Trogarzo
®
in Europe. (Refer to Note 3)

●
Theratechnologies U.S., Inc., a company governed by the
Delaware General Corporation Law
(Delaware). Theratechnologies U.S., Inc. provides the services of personnel to Theratechnologies Inc. for some of its activities in the United States.

Theratechnologies Inc. is governed by the
Business Corporations Act
(Québec) and is domiciled in Québec, Canada. The Company’s head office is located at 2015 Peel Street, Suite 1100, Montréal, Québec, H3A 1T8, Canada.

1.	Basis of preparation
Statement of compliance
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were authorized for issue by the Board of Directors on February 27, 2023.
Going concern uncertainty
As part of the preparation of the financial statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern. Substantial doubt regarding the Company’s ability to continue as a going concern exists if events or conditions, considered collectively, indicate that the Company may be unable to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from November 30, 2022. If the Company concludes that events or conditions cast substantial doubt on its ability to continue as a going concern, it must assess whether the plans developed to mitigate these events or conditions will remove any possible substantial doubt.
For the year ended November 30, 2022, the Company incurred a net loss of $
47,237 (2021-$31,725) and had negative operating cash flows of $14,692 (2021-$17,501
). The Company’s total current liabilities exceeded total current assets at November 30, 2022. The Company’s outstanding $
27,500

convertible unsecured senior notes mature in June 2023 (refer to Note 19) requiring the Company to use its cash balance and draw the Tranche 2 Loan (as defined in Note 18) of its term loan facility available (the “Loan Facility”) to repay the principal and the interest thereon. The Loan Facility is available in four tranches and contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to notes 18 and 24). There are also operational milestones and required revenue targets in order for the Company to comply with the conditions of the Loan Facility or to be able to borrow money forming part of the various tranches.
The Company’s ability to continue as a going concern for period of at least, but not limited to, 12 months from November 30, 2022 involves significant judgement and is dependent on its ability to increase revenues and manage expenses to generate sufficient positive cash flows from operations and/or find alternative source of funding to respect all the various covenants of its Loan Facility, including obtaining the approval from the FDA for its F8 formulation of tesamorelin on or before March 31, 2024, and/or to obtain the continued support of its lender. On February 27, 2023, the lender removed the condition related to the submission to the FDA of the results from the human factors validation study by no later than June 30, 2023, in order to access the Tranche 2 Loan under the Loan Facility (refer to Note 30). Management believes its plans will comply with all of the other various covenants of the Loan Facility to draw the Tranche 2 Loan, repay all the convertible unsecured senior notes due June 30, 2023 and to comply with the covenants for the foreseeable future. However, there can be no assurance that management’s plans will be realized since some elements of these plans are outside of management’s control and cannot be predicted at this time. Should management’s plans not materialize, the Company may be forced to reduce or delay expenditures and capital additions, seek additional financing through the issuance of equity or obtain from the lender waivers of these covenants, if available. Raising additional equity capital is subject to market conditions. As a result, there is material uncertainty related to events or conditions that cast substantial doubt about the Company’s ability to continue as a going concern.
Furthermore, the Loan Facility includes a covenant prohibiting having a going concern explanatory paragraph in the annual report of the independent registered public accounting firm but the lender has agreed to amend the Loan Facility to exclude the fiscal year ended November 30, 2022. There is no assurance that the lender will agree to amend or to waive potential future covenant breaches, if any. As the amendment occurred subsequent to the Company’s fiscal year end, the term loan has been classified as a current liability pursuant to IFRS requirements.
These consolidated financial statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These consolidated financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that might result from the outcome of this uncertainty and that may be necessary if the going concern basis was not appropriate for these consolidated financial statements. If the Company was unable to continue as a going concern, material impairment of the carrying values of the Company’s assets, including intangible assets, could be required.
Basis of measurement
The Company’s consolidated financial statements have been prepared on a going concern and historical cost basis, except for:

●	bonds and money market funds, which are measured at fair value,

●	derivative financial assets, which are measured at fair value,

●	liabilities related to cash-settled share-based arrangements and derivative financial liabilities, which are measured at fair value,

●	lease liabilities which are measured at present value of lease payments not paid at commencement date,

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

1.	Basis of preparation (continued)
Basis of measurement
(continued)

●	equity-classified share-based payment arrangements are measured at fair value at the grant date pursuant to IFRS 2, Share -based Payment .
The methods used to measure fair value are discussed further in Note 26.
Functional and presentation currency
The Company’s functional currency is the United States dollar (“US$”).
All financial information presented in US$ has been rounded to the nearest thousand.
Use of estimates and judgments
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting year.
Judgments in applying accounting policies
Information about critical judgments in applying accounting policies and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below.
Milestones payments
The purchase consideration for the oncology platform (Note 13) includes additional milestone payments based on the attainment of commercial milestones that will be settled through the issuance of the Company’s shares, which represent a transaction in the scope of IFRS 2. Accordingly, the fair value of the oncology platform at the date of acquisition incorporates management’s judgement as to the probability of attaining the share-based milestones as well as the expected timing of the attainment of the milestones.

Management uses judgement in determining whether milestone payments are performance-related development milestones which are capitalized as an intangible asset or are milestones related to the activity or usage of an asset which are expensed.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

1.	Basis of preparation (continued)
Use of estimates and judgments
(continued)
Key sources of estimation uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:
Sales allowances
Management uses judgment in estimating provisions for sale allowances such as cash discounts, returns, rebates and chargebacks, including potential clawbacks in certain jurisdictions when pricing terms are based on temporary use authorizations and thus subject to future negotiation. The product revenue recognized quarter over quarter is net of these estimated allowances. Such estimates require the need to make estimates about matters that are inherently uncertain. These estimates take into consideration historical experience, current contractual and statutory requirements, specific known market events and trends such as competitive pricing and new product introductions, estimated inventory levels, and the shelf life of products. If actual future results vary, these estimates need to be adjusted, with an effect on sales and earnings in the period of the adjustment. (refer to see Notes 2 “Revenue recognition” and 3 for additional information).
Recoverability of inventories
The Company regularly reviews inventory to determine whether the inventory cost exceeds its net realizable value. The determination of the net realizable value requires management to make estimates and use judgement in considering shelf life of a product, the effects of technological changes and new product introductions.
Other
Other areas of judgment and uncertainty are related to the estimation of accruals for clinical trial expenses, the recoverability of intangible assets, the measurement of derivative financial assets, and the measurement of share-based
arrangements.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

1.	Basis of preparation (continued)
Use of estimates and judgments
(continued)
Other
(continued)

The Company is subject to risks and uncertainties that may cause actual results to differ
from estimated amounts, such as changes in the healthcare environment, competition, litigation, legislation and regulations. Management regularly evaluates estimates and assumptions using historical experience and expectations about the future. Management adjusts estimates and assumptions when facts and circumstances indicate the need for change. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

2.	Significant accounting policies
The accounting policies have been applied consistently by the Company, except as otherwise noted for the initial application of new or amended accounting standards.
Basis of consolidation
The financial statements of the subsidiaries of the Company are included in these consolidated financial statements from the date on which control commences until the date on which control ceases. Subsidiaries are entities controlled by the Company. Control is present where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into consideration. The accounting policies of subsidiaries are changed when necessary to align them with the policies adopted by the Company.
Intercompany balances and transactions, revenues and expenses resulting from transactions between subsidiaries and with the Company are eliminated in preparing the consolidated financial statements.
Foreign currencies
Transactions in foreign currencies are translated to the functional currency at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate in effect at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the reporting year, adjusted for effective interest and payments during the reporting year, and the amortized cost in foreign currency translated at the exchange rate in effect at the end of the reporting year.
Non-monetary
assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate in effect at the date on which the fair value was determined.
Non-monetary
items that are measured at historical cost in a foreign currency are translated using the exchange rate in effect at the date of the transaction. Foreign currency differences arising on

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

2.	Significant accounting policies (continued)
Foreign currencies
(continued)

translation are recognized in net profit, except for differences arising on the translation of FVOCI financial instruments, which are recognized in other comprehensive income (loss).
Foreign operations
The assets and liabilities of foreign operations whose functional currency is not the US$ are translated into US$ at the reporting date. The income and expenses of foreign-currency
denominated operations are translated at average rates for each reporting period. Foreign exchange differences arising on the translation of foreign operations are recognized directly in other comprehensive income (loss). When a foreign subsidiary is disposed of, the cumulative amount recognized in the currency translative reserve forms part of the gain or loss on disposal.
Revenue recognition
Revenue from contracts with customers – Net sales
The Company derives revenue from the sales of finished goods, which include Trogarzo
®
and
EGRIFTA SV
®
. The Company recognizes revenue at a point in time when it transfers title of the finished goods to a customer, which generally occurs upon delivery of the finished goods to the customer’s premises. Payment received from customers prior to the transfer of control of the goods is recorded as deferred revenue.
Some arrangements for the sale of finished goods provide for customer cash discounts for prompt payment, allowances, rights of return, rebates on sales made under governmental and commercial rebate programs, chargebacks on sales made to government agencies and retail pharmacies and distribution fees, including potential clawbacks in certain jurisdictions when pricing terms are based on temporary use authorizations and thus subject to future negotiation which gives rise to variable consideration. At the time of sale, estimates are made for items giving rise to variable consideration based on the terms of the arrangement. The variable consideration is estimated at contract inception using the most likely amount method and revenue is only recognized to the extent that a significant reversal of revenue is not expected to occur. The estimate is based on historical experience, current trends, contractual terms with distributors and other known factors. Sales are recorded net of customer discounts, rebates, chargebacks, distribution fees and estimated sales returns, and exclude sales taxes. A refund liability and a right to recover returned goods asset are recognized for expected returns in relation to sales made before the end of the reporting period. The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recover goods. The Company reviews its estimate of variable consideration, including expected returns, on a quarterly basis, adjusting for the amounts of the asset and liability accordingly.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

2.	Significant accounting policies (continued)

Cost of sales
Cost of goods sold
Cost of goods sold includes the cost of raw
materials
, supplies, direct labour and overhead charges allocated to goods sold as well as write-downs of inventories.
Amortization of the other asset
The amortization of the other asset related to the repurchase of the future royalty rights under the2013 Termination Agreement (Note 14).
Employee benefits
Salaries and
short-term
employee benefits
Salaries and
short-term
employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term
profit-sharing
or cash bonus plans if the Company has a legal or constructive obligation to pay an amount as a result of past services rendered by an employee and the obligation can be estimated reliably.
Post-employment
benefits
Post-employment
benefits include a defined contribution plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense when due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. The Company’s defined contribution plan comprises the registered retirement savings plan, the Quebec Pension Plan and employment insurance.
Termination benefits
Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

2.	Significant accounting policies (continued)

Finance income and finance costs
Finance income comprises interest income on financial assets and gains on the disposal of financial assets and financial liabilities. Interest income is recognized as it accrues in net loss using the effective interest method.
Finance costs comprise bank charges, interest and accretion expense on lease liabilities, convertible unsecured senior notes and long-term
loans and obligations, impairment losses on financial assets recognized in net loss, changes in fair value of liabilities and derivatives, unrealized foreign currency gain or loss on long-term
obligations and other foreign currency gains and losses which are reported on a net basis.
Inventories
Inventories are presented at the lower of cost, determined using the first-in,
first-out
method, and net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of materials and other costs incurred in bringing the inventories to their present location and condition. The Company is responsible for coordinating the production and stability testing and for auditing suppliers at different times during the manufacturing process. Inventory costs also include the costs directly related to the conversion of materials into finished goods. Net realizable value is the estimated selling price in the Company’s ordinary course of business less the estimated costs of completion and selling expenses. In determining whether the inventory cost exceeds its net realizable value for pre-launch inventory, the Company considers whether there is a high probability of regulatory approval for the product. In making that determination, the Company considers prior history with approvals of similar products, estimated timing of obtaining regulatory approval, regulatory agencies correspondence regarding safety and efficacy of the product and current market factors.
Work in progress inventory appears from the moment third party suppliers use the material provided by the Company until the time the Company receives the finished product. The value of work in progress inventory is equal to the value of material provided by the Company plus all conversion work performed by third party suppliers.
Property and equipment
Recognition and measurement
Items of property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset and the costs of dismantling and removing the item and restoring the site on which it is located, if any.
Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in net profit
or
loss.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

2.	Significant accounting policies (continued)
Property and equipment
(continued)

Subsequent costs
The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day
servicing of items of property and equipment are recognized in net profit or loss as incurred.
Depreciation
The methods of depreciation and depreciation rates and periods are as follows:

Asset	Method	Rate/period
Computer equipment	Declining balance	50%
Laboratory equipment	Declining balance	20%
	and straight-line	5 years
Office furniture and equipment	Declining balance	20%
Leasehold improvements	Straight-line	Lower of lease term and economic life
The method of depreciation is selected based on the most closely expected pattern of consumption of the future economic benefits embodied in the asset.
Estimates for depreciation methods, useful lives and residual values are reviewed at each year-end
and adjusted if appropriate.
Intangible assets
Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

2.	Significant accounting policies (continued)
Intangible assets
(continued)
Research and development (continued)

Development activities involve a plan or design for the production of new or substantially improved products and processes. A development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. These criteria are usually met when a regulatory filing has been made in a major market and approval is considered highly probable. The expenditure capitalized includes the cost of materials, direct labour, and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are expensed as incurred. Capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.
During the years ended November 30, 2022 and 2021, no development expenditures were capitalized.
Non-refundable advance payments for good and services that will be used in future research and development activities are expenses when the activity has been performed rather than when the payment is made.
Commercialization rights and oncology platform
Commercialization rights and the oncology platform acquired by the Company have finite useful lives and are measured at cost less accumulated amortization and any accumulated impairment losses. Commercialization rights –
EGRIFTA SV
®
are amortized at fixed rates based on their estimated useful life of 111 months on a straight-line
basis. Commercialization rights – Trogarzo
®
North American Territory are amortized at fixed rates based on their estimated useful life of 142 months on a straight-line
basis. Commercialization rights – Trogarzo
®
European Territory were amortized at fixed rates based on their estimated useful life of 148 months on a straight-line basis. They were fully amortized during the year ended November 30, 2022. Refer to Note 13. Commercialization rights for the oncology platform will be amortized over the estimated useful life on a straight-line
basis when the asset is available for use.
The amortization method and useful life of intangible assets are reviewed every year and adjusted as required.
Asset acquisitions
Asset acquisitions are acquisitions that do not qualify as business combinations. At the date of acquisition, the Company initially recognizes the individual identifiable assets acquired and liabilities assumed. The cost to the Company at the date of the acquisition is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of the acquisition. Subsequent consideration for performance-related development milestones is recognized as intangible assets when the specific milestones have been achieved and other recognition criteria are met. Subsequent payments related to activity or usage of an asset, including sales royalties, are expensed as incurred. Asset acquisition transactions do not give rise to goodwill.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

2.	Significant accounting policies (continued)

Other asset
Other asset, which comprised the amount disbursed in connection with the repurchase of the future royalty rights under the 2013 Termination Agreement (Note 1
4
), was amortized over its estimated useful life of 48 months. Other asset was fully amortized during the year ended November 30, 2022.
Impairment of
non-financial
assets
The carrying amounts of the Company’s
non-financial
assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.
For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows from other assets or groups of assets
(“cash-generating
unit”). The recoverable amount of an asset or a
cash-generating
unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash-generating
unit.
Impairment losses recognized in prior years are determined by the Company at each reporting date for any indications that the loss has decreased or no longer exists. An asset’s carrying amount, increased through the reversal of an impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
Financial instruments
The Company initially recognizes financial assets on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or issue. On initial recognition, the Company classifies its financial assets as measured at amortized cost, FVOCI or fair value through profit or loss (“FVPL”), depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.
(i) Financial assets measured at amortized cost
A financial asset is measured at amortized cost, using the effective interest method and net of any impairment loss, if it meets both of the following conditions and is not designated at fair value though profit or loss:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows;

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

2.	Significant accounting policies (continued)
Financial instruments
(continued)
(i) Financial assets measured at amortized cost (continued)

●	its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.
The Company currently classifies its cash and trade and other receivables as financial assets measured at amortized cost.
(ii) Financial assets, measured at fair value through other comprehensive income
A debt investment is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated at fair value through profit or loss:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets;

●	its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.
These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income (loss). When an investment is derecognized, gains or losses accumulated in other comprehensive income (loss) are reclassified to profitor loss.
On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (loss).
This election is made on an
investment-by-investment
basis. These assets are subsequently measured at fair value. Dividends are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment, and other net gains and losses are recognized in other comprehensive income (loss) and are never reclassified in profit or loss.
The Company currently classifies its bonds as financial assets measured at FVOCI.
(iii) Financial assets measured at fair value through profit or loss
All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVPL. These assets are subsequently measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. The Company currently classifies its money market funds and non-hedge
derivative financial assets as financial assets measured at FVPL.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

2.	Significant accounting policies (continued)
Financial instruments
(continued)
(iii) Financial assets measured at fair value through profit or loss (continued)

The Company derecognizes a financial asset when the contractual rights to the
cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.
(iv) Financial liabilities
Financial liabilities are classified into the following categories:

●	Financial liabilities at fair value through profit or loss
A financial liability is classified at fair value through profit or loss if it is classified as held-for-trading,
it is a derivative or it is designated as such on initial recognition. Financial liabilities at fair value are measured at fair value and net gains and losses, including interest expense, are recognized in profit or loss. The Company currently has no financial liabilities measured at FVPL.

●	Financial liabilities measured at amortized cost
This category includes all financial liabilities, other than those measured at FVPL. A financial liability is subsequently measured at amortized cost using the effective interest method. The Company currently classifies accounts payable and accrued liabilities, convertible unsecured senior notes and long-term
loans as financial liabilities measured at amortized cost.
The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired.
(v) Compound financial instruments
Compound financial instruments are instruments that contain both a liability component and an equity component, and the liability component can be converted into share capital at the option of the holder and the number of shares to be issued does not vary with changes in their fair value.
The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversation option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Upon repurchase, the proceeds are allocated based on the same basis that was used for the initial recognition.
Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

2.	Significant accounting policies (continued)
Financial instruments
(continued)

(vi) Derivative financial instruments
Derivative financial instruments are recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. The changes in the fair value of derivatives are recognized through profit or loss in the year in which they occur.
(vii) Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Company has a legal right to set off the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
At each reporting date, the Company recognizes loss allowances for expected credit losses (“ECLs”) on financial assets carried at amortized cost and debt securities at FVOCI. The Company’s trade and other receivables are accounts receivable with no financing component and which have maturities of less than 12 months and, as such, the Company has chosen to apply the simplified approach for ECL. As a result, the Company does not track changes in credit risk related to its trade and other receivables, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.
(viii) Impairment of financial assets
For other financial assets subject to impairment, the Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at
12-month
ECLs:

●	debt securities that are determined to have low credit risk at the reporting date;

●
other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Company considers a debt security to have a low credit risk when its credit risk rating is equivalent or above investment grade credit rating, such as its bonds classified at FVOCI.
The Company’s approach to ECLs reflects a
probability-weighted
outcome, the time value of money and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.
Leases
At inception, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

2.	Significant accounting policies (continued)
Leases (
continued
)

The Company recognizes a
right-of-use
asset and a lease liability at the commencement date of the lease,i.e. the date the underlying asset is available for use.
Right-of-use
assets
Right-of-use
assets are measured at cost, less any accumulated amortization and accumulated impairment losses, and adjusted for remeasurement of lease liabilities. Cost of right-of-use
assets comprises:

●	the initial measurement amount of the lease liabilities recognized;

●	any lease payments made at or before the commencement date, less any lease incentives received;

●	any initial direct costs incurred;

●
an estimate of costs to dismantle and remove the underlying asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease contract.

Right-of-use
assets are amortized on a
straight-line
basis over the lesser of (i) the estimated useful life of the underlying assets; and (ii) the lease term.
Right-of-use
assets are assessed for impairment whenever there is an indication that the right-of-use
assets may be impaired.
Lease liabilities
Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date over the lease term. The present value of the lease payments is determined using the lessee’s incremental borrowing rate at the commencement date if the interest rate implicit in the lease is not readily determinable. The incremental borrowing rate is a function of the lessee’s incremental borrowing rate, the nature of the underlying asset, the location of the asset, the length of the lease and the currency of the lease contract. Generally, the Company uses the lessee’s incremental borrowing rate for the present value. At the commencement date, lease payments generally include fixed payments, less any lease incentives receivable, variable lease payments that depend on an index (e.g. based on inflation index) or a specified rate, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising the option to terminate the lease. Lease payments also include amounts expected to be paid under residual value guarantees and the exercise price of a purchase option if the Company is reasonably certain to exercise that option.
Variable lease payments that do not depend on an index or a specified rate are not included in the measurement of lease liabilities but instead are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

2.	Significant accounting policies (continued)
Lease liabilities
(continued)

After the commencement date, the carrying amount of lease liabilities is increased to reflect the accretion of interest and reduced to reflect lease payments made. In addition, the carrying amount of lease liabilities is remeasured when there is a change in future lease payments arising from a change in an index or specified rate, if there is a modification to the lease terms and conditions, a change in the estimate of the amount expected to be payable under residual value guarantee, or if the Company changes its assessment of whether it will exercise a termination, extension or purchase option. The remeasurement amount of the lease liabilities is recognized as an adjustment to the right-of-use
asset, or in the consolidated statement of comprehensive loss when the carrying amount of the right-of-use
asset is reduced to zero.
Classification and presentation of lease
-related
expenses
Amortization charge for
right-of-use
assets, expenses related to variable lease payments not included in the measurement of lease liabilities and loss (gain) related to lease modifications are allocated in the Company’s consolidated statement of comprehensive loss based on their function within the Company, while interest expense on lease liabilities is presented within finance costs.
Deferred Financing Costs
Deferred Financing Costs consists of fees charged by underwriters, attorneys, accountants, and other fees directly attributable to future issuances of shares or debt securities. Provided these costs are determined to be recoverable, these costs are deferred and charged subsequently against the gross proceeds of the related equity or debt issuance on a proportionate basis when it occurs. If at such time, the Company deems that these costs are no longer recoverable, they will be expensed as a component of finance expenses.
Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax
rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs.
Chargebacks and rebates
Chargebacks and rebates are estimated based on historical experience, relevant statutes with respect to
governmental pricing programs, and contractual sales terms.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

2.	Significant accounting policies (continued)

Returns
Provisions for returns are estimated based on historical return levels, taking into account additional available information on contract changes. The Company reviews its methodology and adequacy of the provision for returns on a quarterly basis, adjusting for changes in assumptions, historical results and business practices,as necessary.
Contingent liability
A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence
of one or more uncertain future events not wholly within the control of the Company, or a present obligation that arises from past events (and therefore exists) but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or because the amount of the obligation cannot be estimated reliably.
Income taxes
Income tax expense comprises current and deferred taxes. Current tax and deferred tax are recognized in net loss except to the extent that they relate to items recognized directly in other comprehensive income (loss) or in equity.
Current tax
Current tax is the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable in respect of previous years. The Company establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and deferred tax losses that can be used against taxable profit in future years. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse and to fiscal losses when they will be used, based on the laws that have been enacted or substantively enacted by the reporting date.
A deferred tax liability is generally recognized for all taxable temporary differences. A deferred tax asset is recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

2.	Significant accounting policies (continued)
Deferred tax (continued)

Deferred income tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transacti on
that is not a business combination and that affects neither accounting or taxable profit or loss at the time of the transaction, and, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising from the initial recognition of goodwill.
Share-based
compensation
Share option plan
The Company records
share-based
compensation related to employee stock options granted using the fair-value-based
method estimated using the
Black-Scholes
model. Under this method, compensation cost is measured at fair value at the date of grant and expensed over the period in which employees unconditionally become entitled to the options. The amount recognized as an expense is adjusted to reflect the number of options for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of options that do meet the related service conditions at the vesting date.
Share-based
payment arrangements in which the Company receives services as consideration for its own equity instruments are accounted for as equity-settled
share-based
payment transactions, regardless of how the equity instruments are obtained by the Company.
Deferred stock unit plan
The deferred stock units (“DSUs”) are totally vested on the date of grant and are settled in cash. When DSUs are granted to officers as part of their annual bonuses, a DSU liability is recorded on the date of grant at the market value of the common shares in place of the liability for the bonus payments. In the case of the directors, the expense related to DSUs and their liabilities are recognized on the date of grant. The liability is adjusted to reflect any change in the market value of common shares, and such change is recorded infinance costs.
Cash-settled
stock appreciation rights
The stock appreciation rights (“SARs”) entitle the grantee to a cash payment based
on the increase in the share price of the Company’s common shares from the grant date to the settlement date.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

2.	Significant accounting policies (continued)
Cash-settled
stock appreciation rights
(continued)

A liability is recognized for the services acquired and is recorded at the fair value of the SARs in other non-current
liabilities, with a corresponding expense recognized in selling expenses over the period that the employees become unconditionally entitled to the payment. The fair value of the employee benefits expense of the SARs is measured using the
Black-Scholes
model.
Estimating fair value requires determining the most appropriate inputs to the valuation model including the expected life of the SARs, volatility, risk-free
interest rate and dividend yield and making assumptions about them. At the end of each reporting period until the liability is settled, the fair value of the liability is remeasured, with any changes in fair value recognized in the consolidated statement of net earnings (loss) and comprehensive earnings (loss) of the current year.
Government assistance
Government grants are recognized only when the Company has reasonable assurance that it meets the conditions and will receive the grants. Government grants related to assets are recognized in the consolidated statement of financial position as a deduction from the carrying amount of the related asset. They are then recognized in profit or loss over the estimated useful life of the amortization asset that the grants were used to acquire, as a deduction from the amortization expense.
Other government grants are recognized in profit or loss as a deduction from the related expenses, such as salaries for the Canadian Emergency Wage Subsidy program.
Research and development tax credits
The Company elected to account for
non-refundable
research and development tax credits under IAS 20,
Accounting for Government Grants and Disclosure of Governmental Assistance
.
Non-refundable
research and development tax credits are included in earnings against gross research and development expenses or deducted from the related assets, provided there is reasonable assurance that the Company has complied and will comply with the conditions related to the tax credits and that the credits will be received.
Share capital
Common shares
Common shares are classified as equity.
Transaction costs
Costs directly attributable to the issue of common shares are recognized in equity, net of any tax effects.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

2.	Significant accounting policies (continued)

Earnings per share
The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the net profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders by taking the weighted average number of common shares outstanding and taking into consideration all dilutive potential common shares, which consist of the outstanding stock options and convertible unsecured senior notes.
Changes in accounting policies
The Company voluntarily changed its accounting policy to classify interest paid and received as part of operating activities in the consolidated statement of cash flows. Previously, the Company elected to classify interest paid as cash flow from financing activities and interest received as cash flows from investing activities. Accordingly, the Company has recast the fiscal 2021 comparative financial information on the consolidated statement of cash flows resulting in previously reported cash flow from operation decreasing by $3,024, cash flow used from financing by $3,306 and cash flow used in investing activities decreased by $282. In addition to the above, the fiscal 2021 interest received cash inflow was increased and acquisition of bonds and money market funds cash outflow was decreased by $454, which had no impact on 2021 total cash flows used in investing activities as both amounts were previously classified in investing activities.
Previously reported cash flows for the year ended November 30, 2021 used from operating activities, used from financing activities and used in investing activities were $14,477, $34,557 and $12,454, respectively.
Standards issued but not yet effective
A number of new standards are effective for annual periods beginning after December 1, 2022 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these consolidated financial statements.
Onerous contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments apply for the Company’s annual reporting periods beginning on December 1, 2022 to contracts existing at the date when the amendments are first applied. At the date of initial application, the cumulative effect of applying the amendments is recognised as an opening balance adjustment to retained earnings or other components of equity, as appropriate. The comparatives are not restated. The Company is currently evaluating the impact of the amendments on its financial statements.
Classification of Liabilities as Current or
Non-current
(Amendments to IAS 1)
For the purposes of
non-current
classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must exist at the end of the reporting period and have substance.
The amendments reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current.
Covenants with which a company must comply after the reporting date do not affect a liability’s classification at that date.
The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current
a company can ignore only those conversion options that are recognized as equity.
The amendments are effective for the Company’s annual reporting period beginning on
December 1, 2025. The Company is currently evaluating the impact of the amendments on its financial statements.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

3.	Revenue
United States
On May 12, 2014, the Company entered into a master services agreement with RxC Acquisition Company (“RxCrossroads”), along with two statements of work (“RxCrossroads Agreements”). Under the terms of the RxCrossroads Agreements, RxCrossroads acts as the Company’s exclusive third-party
logistics service provider for all of the Company’s products in the United States and, as such, provides warehousing and logistical support services to the Company, including inventory control, account management, customer support, product return management and fulfillment of orders.
Under the RxCrossroads Agreements, RxCrossroads also acts as the Company’s exclusive third-party
distributor of
EGRIFTA
 SV
®
in the United States. In such a role, RxCrossroads purchases
EGRIFTA
 SV
®
from the Company and takes title thereto when the goods arrive in their warehouse. RxCrossroads’ purchases of
EGRIFTA
 SV
®
are triggered by its expectations of market demand over a certain period of time. With respect to
EGRIFTA
 SV
®
, RxCrossroads fulfills orders received from authorized wholesalers and delivers
EGRIFTA
 SV
®
directly to that authorized wholesaler’s client, namely, a specialty pharmacy forming part of the Company’s network of specialty pharmacies. Refer to Note 29.
On November 1, 2017, the Company entered into amended and restated RxCrossroads Agreements to add Trogarzo
®
as a new product sold in the United States. These amended and restated RxCrossroads Agreements replaced the RxCrossroads Agreements entered into in May 2014. On November 1, 2019, the RxCrossroads Agreements were amended anew to include
EGRIFTA
 SV
®
as an additional product distributed by RxCrossroads in the United States.
Canada
The Company commercialized
EGRIFTA
®
directly in Canada using a distributor until September 2022, after which time the Company withdrew the product from the market in Canada.
Europe
On July 9, 2020, the Company entered into
pre-wholesaling
services agreement with Loxxess Pharma GmbH or (“Loxxess”) pursuant to which Loxxess agreed to act as our third-party service logistics provider (the “Loxxess Agreement”) in certain key European countries, including Germany, France, Italy, Austria, The Netherlands, Portugal, Switzerland, United Kingdom, Norway, Sweden, Finland and Denmark. Loxxess is also capable of serving other European countries, including Israel and Turkey. Pursuant to the Loxxess Agreement, Loxxess receives customers’ orders, stores, packages and ships Trogarzo
®
to European hospitals and pharmacies. Loxxess is also responsible, on our behalf, to collect payments of the goods sold to those hospitals and pharmacies. The hospitals and pharmacies dispense Trogarzo
®
to patients.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

3.	Revenue (continued)

On April 27, 2022, the Company announced that it would focus its commercial operations on the North American territory only and, as a result, would cease its Trogarzo
®
commercial operations in Europe. At that time, the Company sent a notice of termination to TaiMed Biologics Inc. (“TaiMed”), as per the contractual terms indicating it was returning the European commercialization rights to Trogarzo
®
to TaiMed within the next 180 days. The discontinuation became effective in December 2022. Refer to Note 13.
Net sales by product were as follows:

	2022	2021

EGRIFTA SV ®	$50,454	$43,009
Trogarzo ®	29,603	26,814

	$80,057	$69,823

Net sales by geography were as follows:

	2022	2021

Canada	$52	$269
United States	78,744	68,099
Europe	1,261	1,455

	$80,057	$69,823

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

4.	Personnel expenses

	Note	2022	2021

Salaries and short-term employee benefits		$22,049	$11,480
Post-employment benefits		1,346	644
Share-based compensation	21(e),(g)	3,604	1,651
Termination benefits		566	209

		$27,565	$13,984

In 2022,
$457 was recorded in (termination benefits as) charges related to severance and other expenses associated with the termination of agreement for Trogarzo
®
commercial operations in Europe.

5.	Finance income and finance costs

	Note	2022	2021

Gain on repurchase of convertible unsecured senior notes	19	$357	$-
Interest income		316	195

Finance income		673	195
Accretion expense and amortization of deferred financing costs	17, 18, 19, 20	(2,140)	(2,358)
Interest on convertible unsecured senior notes and on long-term loan		(4,357)	(3,306)
Bank charges		(35)	(31)
Net foreign currency loss		(1,027)	(926)

Finance costs		(7,559)	(6,621)

Net finance cost recognized in net profit or loss		$(6,886)	$(6,426)

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

6.	Bonds and money market funds

	2022	2021

Bonds	$8,990	$12,553
Money market funds	-	7,402
Guaranteed investment certificates	224	-

	$9,214	$19,955

As at November 30, 2022, bonds were
interest-bearing
financial assets with stated interest rates ranging from 0.65% to 3.90% (2021 – 0.50% to 3.90%) and had an average maturity of 1.78 years (2021 – 2.26 years).

7.	Trade and other receivables

	2022	2021

Trade receivables	$10,659	$9,261

Sales taxes receivable	538	243

Other receivables	848	983

	$12,045	$10,487

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

8.	Tax credits and grants receivable

Balance as at November 30, 2020	$755

Tax credits and grants recognized in net loss	602

Tax credits and grants received	(922)

Effect of change in exchange rates	6

Balance as at November 30, 2021	$441

Tax credits and grants recognized in net loss	316

Tax credits and grants received	(442)

Effect of change in exchange rate	(16)

Balance as at November 30, 2022	$299

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

8.	Tax credits and grants receivable (continued)

Tax credits receivable comprise grants receivable, and research and development investment tax credits receivable which relate to eligible research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded. There are no unfulfilled conditions or contingencies associated with the government assistance received.
The Company has unused and unrecorded
non-refundable
federal tax credits which may be used to reduce future federal income tax payable and expire as follows:

2024	$443

2025	1,320

2026	1,620

2027	2,232

2028	2,476

2029	1,669

2030	827

2031	578

2032	303

2033	200

2039	187

2040	318

2041	387

2042	368

$12,928

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

9.	Inventories

	2022	2021

Raw materials	$2,583	$2,142
Work in progress	5,815	735
Finished goods	11,290	26,264

	$19,688	$29,141

In fiscal 2022, inventories of $19,587 (2021 - $18,391) were recognized as an expense and included in cost of goods sold.
Inventories were written down to net realizable value by an amount of $2,137 in 2022, which was recorded in cost of sales. Included in the 2022 write-down is a provision of $1,477 on the F8 formulation and $339 on material for the pen in development to be used in conjunction with the F8 formulation
,
and $252 on expired raw material. The 2022 write-down also includes a provision of $69 on excess stock of
EGRIFTA
®
as a result of the Company’s decision to withdraw the product from the market in Canada.
Inventories were written down to net realizable value by an amount of $21 in 2021, and a reversal of inventory write down of $51 in 2021.

10.	Prepaid expenses and deposits

	2022	2021

Prepaid expenses	$6,320	$7,721
Deposits	1,345	3,024

	$7,665	$10,745

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

11. Property and equipment

	Computer equipment	Laboratory equipment	Office furniture and equipment	Leasehold improvements	Total

Cost
Balance as at November 30, 2020	$ 272	$ 107	$ 334	$ 642	$ 1,355
Additions	106	-	1	8	115
Disposals	(5)	-	(3)	-	(8)

Balance as at November 30, 2021	$ 373	$ 107	$ 332	$ 650	$ 1,462
Additions	180	961	-	-	1,141
Disposals	(263)	-	-	-	(263)

Balance as at November 30, 2022	$ 290	$ 1,068	$ 332	$ 650	$ 2,340

Accumulated depreciation
Balance as at November 30, 2020	$ 162	$ 50	$ 114	$ 164	$ 490
Depreciation	72	19	46	100	237
Disposals	(5)	-	(3)	-	(8)

Balance as at November 30, 2021	$ 229	$ 69	$ 157	$ 264	$ 719
Depreciation	157	94	38	101	390
Disposals	(263)	-	-	-	(263)

Balance as at November 30, 2022	$ 123	$ 163	$ 195	$ 365	$846

Net carrying amounts

November 30, 2022	$ 167	$ 905	$ 137	$ 285	$ 1,494

November 30, 2021	$ 144	$ 38	$ 175	$ 386	$ 743

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

12.	Right-of-use assets

Balance as at November 30, 2020	$2,618
Amortization	(449)
Effect of change in exchange rates	(58)

Balance as at November 30, 2021	$2,111
Amortization	(429)
Effect of change in exchange rates	(87)

Balance as at November 30, 2022	$1,595

13.	Intangible assets

	Commercialization rights – Trogarzo ® North American Territory	Commercialization rights – Trogarzo ® European Territory	Commercialization rights – EGRIFTA SV ®	Oncology platform	Total

Cost
Balance as at November 30, 2020	$ 11,972	$ 7,612	$ 14,041	$ 3,449	$ 37,074

Additions	-	-	-	39	39

Balance as at November 30, 2021	$ 11,972	$ 7,612	$ 14,041	$ 3,488	$ 37,113

Additions	2,832	-	-	-	2,832
Balance as at November 30, 2022	$ 14,804	$ 7,612	$ 14,041	$ 3,488	$ 39,945

Accumulated amortization

Balance as at November 30, 2020	$ 2,213	$ 384	$ 9,948	-	$ 12,545

Amortization	1,054	615	1,511	-	3,180

Balance as at November 30, 2021	$ 3,267	$ 999	$ 11,459	-	$ 15,725

Amortization	1,087	6,613	1,511	-	9,211

Balance as at November 30, 2022	$ 4,354	$ 7,612	$ 12,970	-	$ 24,936

Net carrying amounts

November 30, 2022	$ 10,450	$ -	$ 1,071	$ 3,488	$ 15,009
November 30, 2021	$ 8,705	$ 6,613	$ 2,582	$ 3,488	$ 21,388

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

13.	Intangible assets (continued)

The amortization expense of $9,211 (2021 – $3,180) is included in selling expenses.
Commercialization rights – Trogarzo
®
On March 18, 2016, the Company entered into a distribution and marketing agreement with TaiMed granting the Company the exclusive right to market Trogarzo
®
in Canada and in the United States. On March 6, 2017, the Company entered into an amended and restated distribution and marketing agreement with TaiMed (“TaiMed Agreement”) granting the Company the exclusive right to market and distribute Trogarzo
®
in Canada and in the United States (collectively, the “North American Territory”) as well as in European Union countries and other countries such as Israel, Norway, Russia and Switzerland (collectively, the “European Territory”). The TaiMed Agreement has a
12-year
term that will expire on a
country-by-country
basis calculated from the date of approval of Trogarzo
®
in each of the countries covered under the TaiMed Agreement. TaiMed is responsible for the manufacture and supply of Trogarzo
®
under the TaiMed Agreement.
Commercialization rights – Trogarzo
®
in the North American Territory
Under the terms of the TaiMed Agreement, TaiMed was responsible for developing Trogarzo
®
and for seeking its approval from the US Food and Drug Administration (“FDA”). The Company is responsible, but has no obligation, to seek the approval of Trogarzo
®
from Health Canada and must use its commercially reasonable efforts to commercialize Trogarzo
®
in the United States. The purchase price of Trogarzo
®
payable to TaiMed has been determined at

52
% of its net selling price.
Initial payments
Under the TaiMed Agreement, the Company agreed to make an initial payment of US$5,000 and will make several further milestone payments in exchange for the right to commercialize Trogarzo
®
and the right to use TaiMed’s trademark in the North American Territory.
The initial payment of $5,000 was made in accordance with the following:

(i)	$1,000 was paid in cash at the signature of the TaiMed Agreement entered into in March 2016;

(ii)
$4,000 through the issuance of the Company’s common shares, payable after the first commercial sale of Trogarzo
®
in the United States. The $
4,000
payment was made on May 15, 2018 and resulted in the issuance of 1,463,505 common shares to TaiMed.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

13.	Intangible assets (continued)
Initial payments
(continued)

The Company recorded as additions to intangible assets during 2016 related to the TaiMed Agreement
,
an amount of $5,207, which comprises the cash payment of $1,000 at the signature of the agreement, the share-based
payment of $4,000 and $207 of acquisition costs.
Further development milestone payments
Under the terms of the TaiMed Agreement, a further milestone of $7,000 was payable in two equal annual installments of $3,500 after achieving aggregate net sales of $20,000 over four consecutive quarters of the Company’s financial year. The first payment of
$3,500 was made in July 2019, and the second payment was made in June 2020. The Company determined this milestone to be substantially a development milestone and recorded such amount as additions to intangible assets during 2019. The Company also paid TaiMed further development milestones for Trogarzo
®
in 2022. A $
3,000
milestone (payable in two equal annual installments of $1,500) became due upon the date of the first commercial sale of a once every two weeks intramuscular, subcutaneous or intravenous-push (either fast or slow) injection formulation. An amount of $2,832 has been capitalized as an intangible asset
in fiscal 2022 related to these milestone payments
(refer to Note 15).
TaiMed may also plan a larger Phase III trial using Trogarzo
®
with a once every four weeks intramuscular, subcutaneous or intravenous-push (either fast or slow) injection formulation to address a much broader patient population. This development milestone will consist of an upfront milestone payment of up to $50,000 depending on the size of the newly targeted population, which will be paid quarterly, based on a percentage of net sales generated by Trogarzo
®
.
Further commercial milestone payments
As further consideration under the TaiMed Agreement, the Company shall make the following one-time
payments upon the first occurrence of the following commercial events:

Commercial milestone	Commercial milestone payment

(i) Upon first achieving annual net sales of $200,000	$10,000

(ii) Upon first achieving annual net sales of $500,000	$40,000

(iii) Upon first achieving annual net sales of $1,000,000	$100,000

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

13.	Intangible assets (continued)

Commercialization rights – Trogarzo
®
European Territory
On April 17, 2022, the Company announced that it would focus its commercial operations on the North American territory only and, as a result, would cease its Trogarzo
®
commercial operations in Europe. Refer to Note 3.
Consequently, during the second quarter of 2022, the remaining balance of the intangible amounting to $6,356 asset was recognized as part of selling expense to accelerate and fully amortize Commercialization rights Trogarzo
®
European Territory.
Oncology platform
On February 25, 2019, the Company acquired Katana Biopharma Inc. (“Katana”) through the purchase of all of its issued and outstanding shares. On May 21, 2019, Katana was wound-up
into the Company and then dissolved.
Katana (now the Company) is the worldwide exclusive licensee of a technology platform using peptides as a vehicle to specifically deliver existing cytotoxic agents to sortilin receptors, which are overexpressed on cancer cells. The licence was entered into on February 25, 2019 with Transfert Plus, L.P. (“Transfert Plus”), an affiliate of Aligo Innovation, a university research company that commercializes the research results of universities and other institutional partners from various areas of innovation, including life sciences (the “Licence Agreement”).
Under the terms of the acquisition agreement, part of the purchase price was to be settled through the issuance of common shares upon achieving two milestones. The first milestone consisted in initiating a Phase 1 clinical trial evaluating TH1902 for the treatment of Sortilin positive solid tumors. This milestone was achieved in March 2021 and was satisfied through the issuance of

481,928
 common shares (Note 22(b)).
The second milestone payment of CA$2.3
million will occur when the proof of concept will have been demonstrated in human subjects and will be satisfied through the issuance of common shares of the Company.
This acquisition was accounted for as an asset acquisition. During 2019, the Company recorded additions to intangible assets of $
3,073, which comprised the payment at closing of $1,965 in cash, $5 through the issuance of 900 common shares of the Company, the estimated fair value of the share-based
contingent consideration of $1,028, and $75 of acquisition costs. As the share-based
payments are
equity-settled,
the Company recognized a corresponding increase in equity, and no remeasurement of the fair value will occur regardless of whether the milestones are achieved. Since the common shares for the second milestone payment have not been issued yet, the increase in equity is recorded in contributed surplus. Upon the issuance of the common shares, this amount will be reclassified to share capital. The intangible asset is currently not being amortized. Amortization will begin when the asset is available for use.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

13.	Intangible assets (continued)
Oncology platform
(continued)

In August 2019, the acquisition agreement was amended to provide for an adjustment to the purchase price of CA$1.08 million in the event the Company could indirectly benefit from a CA$1.2 million subsidy in connection with its research and development activities. The subsidy was granted in October 2019. The adjustment will be payable in two installments. The first installment of CA$500 thousand was paid in cash in October 2019, whereas the second installment of CA$580 thousand will be paid at the same time as the CA$2.3 million and will be satisfied through the issuance of common shares of the Company. The cash payment of $376 (CA$500
)
thousand was recognized as an addition to intangible assets during 2019.
Annual maintenance fees amount to CA$25 thousand for the first five years and CA$100 thousand thereafter, until royalties become payable beginning with the first commercial sale of a product developed using the licensed technology.
The royalties payable under the Licence Agreement vary between 1.0% and 2.5% on net sales of a product based on the licensed technology. If the Company enters into a sublicence agreement, it must then pay amounts varying between 5% and 15% of revenues received from such sublicence agreement.
The Company must pay Transfert Plus the following milestone payments upon the occurrence of the following development milestones for the first product developed in the field of oncology:

(i)	First milestone payment: $39 (CA$50) thousand upon the successful enrol l ment of the first patient in the first Phase 1 clinical trial paid in May 2021;

(ii)	Second milestone payment: CA$100 thousand upon the successful enro l lment of the first patient in the first Phase 2 clinical trial;

(iii)	Third milestone payment: CA$200 thousand upon the successful enrol l ment of the first patient in the first Phase 3 clinical trial.
Also, the Company must pay CA$200 thousand for each product upon receiving the first approval for such product by a regulatory authority. The approval shall entitle the holder thereof to commercialize the product in the territory in which the approval was obtained.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

14.	Other asset

Cost
Balance as at November 30, 2020, 2021 and 2022	$19,530

Accumulated amortization

Balance as at November 30, 2020	$12,207
Amortization	4,882

Balance as at November 30, 2021	$17,089
Amortization	2,441

Balance as at November 30, 2022	$19,530

Net carrying amounts
November 30, 2022	$-
November 30, 2021	$2,441

On May 29, 2018, the Company entered into an agreement with EMD Serono, Inc. to settle all outstanding cash payment obligations stemming from a termination and transfer agreement dated December 13, 2013, as amended (the “2013 Termination Agreement”). The remaining contractual obligations under the 2013 Termination Agreement totalled approximately $
28,200
, which was comprised of a $
4,000
 payment due in May 2019 and $
24,200
 in estimated royalties on future sales of
EGRIFTA
®
payable over the subsequent four to five years. The Renegotiated Agreement allowed the Company to make one lump sum payment of $
23,850
 in settlement of the
long-term
obligation o
f $
4,000
and to eliminate all of the royalty payments due on sales of
EGRIFTA
®
in the United States. The payment made in connection with the settlement of the future royalty obligation has been accounted for as “Other asset” on the consolidated statement of financial position and was amortized through “Cost of sales” on the consolidated statement of net loss.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

15.	Accounts payable and accrued liabilities

	Note	2022	2021

Trade payables		$12,886	$15,526

Accrued liabilities and other payables		18,951	19,932

Salaries and benefits due to key management personnel	29	3,387	880

Employee salaries and benefits payable		1,298	1,942

Liability related to deferred stock unit plan	21(d)	589	710

Accrued interest payable on convertible unsecured senior notes and long-term loan	18 and 19	1,108	1,386

TaiMed milestone (a)	13	2,846	-

		$41,065	$40,376

(a)
On October 3, 2022, the Company announced that the United States Food and Drug Administration approved Trogarzo
®
(ibalizumab-uiyk) for administration by intravenous (IV) push, a method by which the undiluted medication is “pushed” by syringe for faster administration into the body’s circulation.
Under the TaiMed agreement, the Company has additional contingent cash-based milestones based on the attainment of the above milestones. Accordingly a $
3,000 cash payment, payable in two equal annual installments of $1,500 has been accrued. The second payment has been discounted to reflect the effective interest rate of the liability due in one year.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

16.	Provisions

	Chargebacks and rebates	Returns	Other	Total

Balance as at November 30, 2020	$1,678	$260	$9	$1,947

Provisions made	10,655	1,074	-	11,729

Provisions used	(8,570)	(924)	(9)	(9,503)

Effect of change in exchange rate	(50)	-	-	(50)

Balance as at November 30, 2021	$3,713	$410	$-	$4,123

Provisions made	12,910	2,004	-	14,914

Provisions used	(10,358)	(929)	-	(11,287)

Effect of change in exchange rate	(233)	-	-	(233)

Balance as at November 30, 2022	$6,032	$1,485	$-	$7,517

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

17.	Other obligations
The movement in the other obligations is as follows:

	Commercialization rights – Trogarzo ® European Territory	Total

Balance as at November 30, 2020	$4,666	$4,666

Accretion expense	334	334
Payment	(5,000)	(5,000)

Current portion as at November 30, 2021	$-	$-

18.	Term Loan
On July 20, 2022, the Company entered into a credit agreement providing for up to
 $100,000
(the “Loan Facility”) in loan. The disbursement of the loan is available in four various tranches.
The salient features of the Loan Facility are as follows:

●	Senior secured term loan of up to $100,000 across four tranches;
●	$40,000 funded on July 27, 2022 (“Tranche 1 Loan”);
●
$20,000
(“Tranche 2 Loan”) to be made available no later than
June 30, 2023
if the Company has had net revenues of at least
$75,000
 for the 12-month period immediately preceding the funding of the Tranche 2 Loan, conditional upon the submission to the FDA of the results from a human factors validation study the Company is currently conducting (the “HFS Study”) and subject to the Company not being in default of its obligations under the Loan Facility. Subsequent to year-end, the lender removed the condition to submit to the FDA the results from the HFS Study the Company is currently conducting. If the other conditions to obtain Tranche 2 Loan are not met by June 30, 2023, then it nor any other tranche will be available;

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

18.	Term Loan (continued)

●
$15,000
(“Tranche 3 Loan”) to be made available no later than
March 2024
 if the Tranche 2 Loan has been drawn and the Company has obtained approval from the FDA for its F8 formulation of tesamorelin, has had net revenues of at least $
90,000
in the
12-month
period preceding the funding of the Tranche 3 Loan and if the Company is not in default of its obligations under the Loan Facility;

●
Up to an additional $25,000
 (“Tranche 4 Loan”) to be made available if the Tranche 3 Loan has been drawn and the Company has had at least $
110,000
in net revenues in the
12-month
period preceding the funding of the Tranche 4 Loan and at least
 $20,000
in EBITDA for the same period (as defined in the Loan Facility document until
 December 31, 2024
);

●
The Loan Facility has an initial term of
 five years (six
years if Tranche 3 Loan is drawn), provides for an interest-only period of
24 months (36
months if Tranche 3 Loan is drawn), and bears interest at the Secured Overnight Financing Rate
(“SOFR”)
plus
9.5
%. The Tranche 1 Loan and Tranche 2 Loan are repayable in equal monthly installments on an amortization schedule of 36 months starting in July 2024 (July 2025 if the Tranche 3 Loan is funded on or prior to December 31, 2023);

●
The Loan Facility provides quarterly revenue targets and minimum liquidity covenants. Until the F8 formulation is approved, the Company must maintain at all times cash, cash equivalents and eligible short-term investments in the amount of $
20,000
 in specified accounts which amount will be increased to $30,000 if the Company has not obtained approval from the FDA for its F8 formulation by March 31, 2024;

●
The Loan Facility restricts the ability to incur additional debt, acquisitions, dispositions, in-licensing and out-licensing of products or assets, except in very limited circumstances. A breach of the terms and conditions of the Loan Facility will create an event of default resulting in an increase of 300 basis points on the outstanding loan and provide the lender with the ability to demand immediate repayment of the debt, and not advance any additional tranches;

●
The term loan also includes a covenant prohibiting the inclusion of a going concern explanatory paragraph in the annual report of the independent registered public accounting firm, except for the fiscal year ended November 30, 2022.

●
Subsequent to year end and before the issuance of the annual report of the independent registered accounting firm, the lender has agreed to amend the Loan Facility to remove the HFS Study condition to access the Tranche 2 Loan and to amend the condition prohibiting the inclusion of a going concern explanatory paragraph in the annual report of the independent registered public accounting firm for the fiscal ended November 30, 2022 in consideration of the issuance of common share purchase warrants of the Company (refer to Note 30).

The lender has a first ranking security interest on all of our assets, subject to certain credit card arrangements restrictions (refer to Note 25). In connection with the entering into of the Loan Facility, the Company incurred transaction costs totalling $
3,612 of which $2,285 was allocated to the
first
tranche and $1,327 is deferred and amortized until subsequent tranches will be drawn down.
The movement in the carrying value of the term loan is as follows:

Proceeds from Loan Facility on July 27, 2022	$40,000

Transaction costs	(2,285)

Accretion expense	179

Term loan as at November 30, 2022	$37,894

19.	Convertible unsecured senior notes
On June 19, 2018, the Company closed a notes offering of convertible unsecured senior notes having an aggregate principal amount of $57,500. The notes bear interest at an annual rate of 5.75% (effective interest rate of 9.95%) and are convertible into common shares at the option of the holder at any time at a conversion price of $14.85 per common share, representing 3,872,053 common shares. The maturity date of the notes is June 30, 2023. The Company may redeem the notes prior to maturity at any time on or after June 30, 2021 if the current market price of the common shares is at least 130% of the conversion price. The notes are repayable at par value plus accrued and unpaid interest.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

19.	Convertible unsecured senior notes (continued)

The movement in the carrying value of the convertible unsecured senior notes is as follows:

Carrying Value

Convertible unsecured senior notes as at November 30, 2020	$52,403

Accretion expense	1,824

Convertible unsecured senior notes as at November 30, 2021	$54,227

Changes from financing cash flows:
Cash paid on repurchase	(28,546)
Transaction costs incurred	(73)
Other changes:
Gain on repurchase	(357)
Accretion expense	1,644

Convertible unsecured senior notes as at November 30, 2022	$26,895

The Company announced on July 13, 2022 the signing of purchase agreements with a number of convertible US noteholders aggregating
 a
$30,000 principal amount of Convertible Notes for a cash consideration of $28,746. Total transaction costs incurred in relation with the repurchase are
$73.
At the date of repurchase, the cash consideration paid, including transaction costs, w as
allocated between the liability and equity components. Based on the estimated fair value of the liability component, $28,546 of the repurchase price has been allocated to the financial liability and $200 to the equity components.
As at November 30, 2022, the aggregate principal amount outstanding of the convertible unsecured senior notes was $27,500, maturing on
June 30, 2023.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

20.	Leases liabilities

Carrying value

Balance as at December 1, 2020	$2,980

Accretion expense	200
Lease payments	(635)
Effect of change in exchange rates	(27)

Balance as at November 30, 2021	$2,518

Accretion expense	157
Lease payments	(605)
Effect of change in exchange rates	(148)

Balance as at November 30, 2022	$1,922
Current portion	(476)

Non-current portion	$1,446

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

21.	Share capital and warrants
Authorized in unlimited number and without par value
Common shares;
Preferred shares, issuable in one or more series.
All issued shares were fully paid on November 30, 2022 and 2021.
Common shareholders are entitled to receive dividends as declared by the Company at its discretion and are entitled to one vote per share at the Company’s annual general meeting.
No preferred shares are outstanding.

(a)	Public offering
On January 19, 2021, the Company completed a public offering for the sale and issuance of 16,727,900 units at a price of $2.75 per unit for a gross cash consideration of $46,002, including the full exercise of the over-allotment option.
Each unit was comprised of one common share of the Company and one-half
of one common share purchase warrant of the Company (each whole warrant, a “Warrant”) and is classified in
“Share Capital and Warrants”
within equity. Share issuance costs of $3,394 were recorded against the deficit. During the year ended November 30, 2022, no Warrants were exercised. In 2021, 233,400 Warrants were exercised for proceeds of $742. On November 30, 2022 and 2021, 8,130,550 Warrants were outstanding. Each Warrant entitles the holder thereof to purchase one common share at an exercise price of $3.18 at any time until January 19, 2024.

(b)	Milestone oncology
In March 2021, the Company issued 481,928 common shares under the terms of the acquisition agreement entered into with all of the shareholders of Katana for Katana’s in-licensed
oncology platform. The purchase price for the oncology platform provided for share-based consideration to be issued upon attainment of two milestones. The first milestone was achieved in March 2021. The estimated fair value of the share-based consideration of $668 initially recorded in “Contributed surplus” on the date of the acquisition was reclassified to “Share capital” (Note 13).

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

21.	Share capital and warrants (continued)

(c)	ATM program
Under the terms of a sales agreement dated July 23, 2021, the Company may issue and sell from time to time its common shares, having an aggregate offering price of up to $50,000, through or to the Agent, as agent or principal, in the United States for a period ending in December 2023. Sales of the common shares will be made in transactions that are deemed to be
“at-the-market
distributions” (ATM). No common shares will be sold on the TSX or on other trading markets in Canada as
“at-the-market
distributions”. Subject to the terms and conditions of the sales agreement, the Agent will use its commercially reasonable efforts to sell the common shares from time to time, based upon the Company’s instructions. The Common Shares would be issued at market prices prevailing at the time of the sale and, as a result, prices may vary between purchasers and during the period of distribution. The Agent will be entitled to compensation at a fixed commission rate of three percent (3.0%) of the gross sales price per common share sold. The Company has no obligation to sell any of the common shares. Either the Company or the Agent may terminate the sales agreement in their sole discretion at any time by giving written notice. In the fourth quarter of 2022, 1,600,000 common shares (2021 – no common shares) were sold for a proceed of $2,960 under the ATM program. Commission, legal and other
costs related to this equity raise were charged directly to equity in the amount of $126 (2021 - nil).
C
osts related to setting up the program are deferred on the statement of financial position and amounted to $26 in 2022 (2021 - $621). The shares were sold at the prevailing market prices, which resulted in a price of $1.85 per share. Accordingly, proportional costs of $38 related to the common shares sold have been reclassified from deferred financing costs to share issue costs.

(d)	DSU plan
On December 10, 2010, the Board of Directors adopted a deferred stock unit (“DSU”) plan (the “DSU Plan”) for the benefit of its directors and officers (the “Beneficiaries”). The goal of the DSU Plan is to increase the Company’s ability to attract and retain high-quality
individuals to act as directors or officers and to better align their interests with those of the shareholders of the Company in the creation of long-term
value. Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer to act as directors or Chair of the Board in DSUs. Beneficiaries who act as officers are entitled to elect to receive all or part of their annual bonus, if any, in DSUs. The value of a DSU is used to determine the number of DSUs a Beneficiary may be granted or the value to be paid to a Beneficiary upon redemption. This value is equal to the average closing price of the common shares on the Toronto Stock Exchange on the date on which the Company is entitled to grant DSUs, or on the date on which a Beneficiary redeems them, and during the four previous trading days.
DSUs may only be redeemed when a Beneficiary ceases to act as a director or an officer of the Company. Upon redemption, the Company must provide a Beneficiary with an amount in cash equal to the DSU value on the redemption date. Beneficiaries may not sell, transfer or otherwise assign their DSU or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

21.	Share capital and warrants (continued)

(d)	DSU plan (continued)

DSUs are totally vested at the grant date. In the case of DSUs granted to officers for annual bonuses, a DSU liability is recorded at the grant date in place of the liability for the bonus payments. In the case of directors, the expense related to DSUs and their liabilities is recognized at the grant date. During the year ended November 30, 2022, $126 (2021 – $78) was recorded as an expense and is included in general and administrative expenses. The liability related to DSUs is adjusted periodically to reflect any change in the market value of the common shares. As at November 30, 2022, a gain of $221 (2021 – loss of $209) was recognized within finance costs (Note 5). As at November 30, 2022, the Company had a total 270,143 DSUs outstanding (2021 – 215,508 DSUs) and a liability related to the DSUs of $589(2021 – liability of $710).
Cash-settled
forward stock contracts
To protect against fluctuations in the value of DSUs, the Company entered into cash-settled
forward stock contracts. They were not designated as hedging instruments for accounting purposes. As at November 30, 2022, the cash-settled
forward stock contracts outstanding correspond to a total of 270,143 (2021 – 220,171) common shares at a price of $4.92 per share (2021 – $5.84 per share) expiring on December 19, 2023 (2021 – December 21, 2022). As at November 30, 202
2
, the fair value of
cash-settled
forward stock contracts was $603 (2021 – $740) and is recorded in derivative financial assets. During the year ended November 30, 2022, a loss of $217 (2021 – gain of $212) related to the change in fair value of derivative financial assets was recognized within finance costs.

(e)	Share Appreciation Rights (“SARs”)
On October 4, 2018, the Company’s Board of Directors approved a SARs plan for its consultants that entitles the grantee to receive a cash payment based on the increase in the stock price of the Company’s common shares from the grant date to the settlement date. The exercise date of a SAR may not be later than 10 years after the grant date. Generally, the SARs vest over a period of three years.
For the year ended November 30, 2022, $12 (2021 – $53) was recorded as share-based
compensation expense for the SARs plan. Since these awards will be cash-settled,
 the fair value of SARs granted is estimated at each reporting period using the Black-Scholes model and the following weighted average assumptions. The liability is recorded in other liabilities on the statement of financial position.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

21.	Share capital and warrants (continued)
(e) Share Appreciation Rights (“SARs”) (continued)

Granted in 2019	Measurement date as at November 30, 2022	Measurement date as at November 30, 2021

Risk-free interest rate	3.31%	1.57%
Expected volatility	58.4%	59.01%
Average option life in years	4.2 years	5.2 years
Share price	$ 2.18 (CA$2.93)	$ 3.29 (CA$4.21)
Option exercise price	$ 5.98 (CA$8.05)	$ 6.30 (CA$8.05)

Granted in 2021	Measurement date as at November 30, 2022	Measurement date as at November 30, 2021

Risk-free interest rate	3.61%	1.57%
Expected volatility	58.4%	65.5%
Average option life in years	7.2 years	8.2 years
Share price	$ 2.18 (CA$2.93)	$ 3.29 (CA$4.21)
Option exercise price	$ 3.21 (CA$4.32)	$ 3.38 (CA$4.32)

The
risk-free
interest rate is based on the implied yield on a Canadian government zero-coupon
issue, with a remaining term equal to the expected term of the SAR. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the SAR is estimated taking into consideration the vesting period at the grant date, the life of the SAR and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.
The following table summarizes the grant date weighted average fair value of SARs granted during the years ended November 30, 2022 and 2021.

	Number of SARs	Weighted average grant date fair value

2022	-	-
2021	75,000	$ 2.13 (CA$2.73)

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

21.	Share capital and warrants (continued)

(f)	Shareholder rights plan
On March 3, 2022, the Company’s Board of Directors approved the amendment and renewal of the shareholder rights plan and, on April 6, 2022, the Company and Computershare Trust Services of Canada entered into an amended and restated shareholder rights plan agreement (the “Plan”). The Plan was approved by the shareholders on May 10, 2022. The Plan is designed to provide adequate time for the Board and the shareholders to assess an unsolicited takeover bid for the Company. In addition, the Plan provides the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, as well as provide shareholders with an equal opportunity to participate in a takeover bid to receive full and fair value for their common shares. The Plan will expire at the closure of the Company’s annual meeting of shareholders in 2025 unless the Plan is reconfirmed and approved by shareholders at such meeting.
The rights issued under the Plan will initially attach to and trade with the common shares, and no separate certificates will be issued unless a triggering event occurs. The rights will become exercisable only when an acquiring person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding shares without complying with the “Permitted Bid” provisions of the Plan or without approval of the Board of Directors. Subject to the terms and conditions set out in the Plan, each right would, upon exercise and payment of $5.00 per right, entitle a rights holder, other than the acquiring person and related parties, to purchase a number of common shares at twice the exercise price of $5.00 per right based on the average weighted market price of the common shares for the last 20 trading days preceding the common share acquisition date (as defined in the Plan’s rights).
Under the Plan, a Permitted Bid is a bid made to all holders of common shares and which is open for acceptance for no less than 105 days. If, at the end of 105 days, at least 50% of the outstanding common shares, other than those owned by the offeror and certain related parties, has been tendered, the offeror may take up and pay for the common shares, but must extend the bid for a further 10 days to allow other shareholders to tender.

(g)	Stock option plan
The Company has established a stock option plan (the “Plan”) under which it can grant its directors, officers, employees, researchers and consultants non-transferable
options for the purchase of common shares. The exercise date of an option may not be later than
10
 years after the grant date. On March 3, 2022, the Company’s Board of Directors amended the Plan to convert it from a “fixed plan” to a “rolling plan”, whereby the maximum number of Common Shares which may be issued under the Plan (and under any other security-based compensation arrangements of the Company)
was
changed from a fixed number of Common Shares to a number of Common Shares equal to 10% of all Common Shares issued and outstanding from time to time, on a non-diluted
basis, and including a “reloading” or “evergreen” feature, so that when options are exercised, the number of Common Shares issuable will be replenished and exercised options will be available to be regranted in the future. Shareholders ratified this amendment on May 10, 2022.
Generally, the options vest at the grant date or over a period of up to three years.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

21.	Share capital and warrants (continued)
(g) Stock option plan (continued)

As at November 30, 2022, 4,365,432 options could still be granted by the Company (2021 – 4,251,404) under the Plan.
All options are to be settled by the physical delivery of common shares.
Changes in the number of options outstanding during the past two years were as follows:

		Weighted average exercise price per option

	Number of options	CA$	US$

Options outstanding in US$
Options outstanding as at November 30, 2020	3,203,693	$3.59	$2.76
Granted – CA$	1,057,831	3.94	3.10
Forfeited and expired – CA$	(406,240)	6.61	5.26
Exercised (share price: CA$4.18 (US$3.36))	(665,000)	1.11	0.89

Options outstanding as at November 30, 2021	3,190,284	$3.83	$3.00
Granted – CA$	2,191,389	4.17	3.25
Forfeited and expired – CA$	(576,853)	4.45	3.38
Exercised (share price: CA$2.78) (US$2.06))	(84,660)	0.31	0.23

Options outstanding as at November 30, 2022 – CA$	4,720,160	$3.98	$2.96

Options exercisable as at November 30, 2022 – CA$	2,217,415	$4.08	$3.03

Options exercisable as at November 30, 2021 – CA$	1,630,476	$3.96	$3.10

Options outstanding in US$
Options as at November 30, 2020 – US$	12,500	-	2.35
Granted – US$	102,608	-	3.18
Forfeited – US$	(34,375)	-	3.06

Options outstanding as at November 30, 2021 – US$	80,733	$-	$3.09
Granted – US$	386,672	-	3.02
Forfeited – US$	(40,834)	-	3.13

Options outstanding as at November 30, 2022 – US$	426,571	$-	$2.50

Options exercisable as at November 30, 2022 – US$	31,076	$-	$2.99

Options exercisable as at November 30, 2021 – US$	4,166	$-	$2.35

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

21.	Share capital and warrants (continued)
(g) Stock option plan (continued)

The following table provides stock option information as at November 30, 2022 (options outstanding in CA$).

Price range		Number of options outstanding	Weighted average remaining life		Weighted average exercise price

CA$	US$		(years)	CA$	US$
0.25 – 1.19	0.19 – 0.89	230,000	0.05	0.38	0.28
2.01 – 3.75	1.50 – 2.79	1,298,449	6.49	2.79	2.08
3.76 – 6.00	2.80 – 4.46	2,799,382	8.59	4.20	3.13
6.01 – 9.00	4.47 – 6.70	273,633	6.00	7.91	5.89
9.01 – 10.00	6.70 – 7.44	118,696	5.35	9.56	7.11

		4,720,160	7.36	3.98	2.96

The following table provides stock option information as at November 30, 2022 (options outstanding in US$).

Price range		Number of options outstanding	Weighted average remaining life	Weighted average exercise price

	US$		(years)	US$
	2.01 – 3.75	426,571	9.05	2.49

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

21.	Share capital and warrants (continued)
(g) Stock option plan (continued)

For the year ended November 30, 2022, $3,860 (2021 – $1,879) was recorded as share-based
compensation expense for the stock option plan.
 The fair value of options granted in 2022 and 2021 was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions.

Options granted in CA$	2022	2021

Risk-free interest rate	1.62%	1.35%
Expected volatility	65.5%	70%
Average option life in years	9 years	8.5 years
Grant-date share price	$3.25 (CA$4.17)	$3.10 (CA$ 3.94)
Option exercise price	$3.25 (CA$4.17)	$3.10 (CA$ 3.94)

Options granted in US$	2022	2021

Risk-free interest rate	1.95%	1.37%
Expected volatility	64%	72%
Average option life in years	9 years	8.5 years
Grant-date share price	$2.09	$3.18
Option exercise price	$2.09	$3.18

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

21.	Share capital and warrants (continued)
(g) Stock option plan (continued)

The
risk-free
interest rate is based on the implied yield on a Canadian or U.S. government zero-coupon
issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.
The following table summarizes the measurement date weighted average fair value of stock options granted during the years ended November 30, 2022 and 2021.

Options granted in CA$	Number of stock options granted	Weighted average grant date fair value

2022	2,191,389	$2.16 (CA$2.91)
2021	1,057,831	$2.13 (CA$2.72)

Options granted in US$	Number of stock options granted	Weighted average grant date fair value

2022	386,672	$2.09
2021	102,608	$2.22
The
Black-Scholes
model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

THER
ATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

21.	Share capital and warrants (continued)

(h)	Loss per share
The calculation of basic loss per share was based on the net loss attributable to common shareholders of the Company of $47,237 (2021 – $31,725) and a weighted average number of common shares outstanding of 95,253,348 (2021 – 92,350,198), calculated as follows.

	2022	2021

Issued common shares as at December 1	95,121,639	77,013,411
Effect of share options exercised	13,353	374,247
Effect of public issue common shares	-	14,816,285
Effect of share issue - ATM program	118,356	-
Effect of broker warrants exercised	-	146,255

Weighted average number of common shares, basic and diluted	95,253,348	92,350,198

For the year ended November 30, 2022, 5,146,731 (2021 – 3,271,017
) share options,
8,130,550 (
2021 –
8,130,550
)
Warrants and
1,851,852
(2021-
3,872,053
) common shares potentially issuable from the

conversion of the $
27,500
aggregate principal amount of convertible unsecured senior notes (Note 19), that may potentially dilute earnings per share in the future, were excluded from the weighted average number of diluted common shares calculation as their effect would have been
anti-dilutive
.
The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

(i)	Accumulated other comprehensive income (loss)

	2022	2021

Unrealized losses on FVOCI financial assets, net of tax	$(555)	$(195)
Cumulative exchange difference on translation of foreign operations	940	151

	$385	$(44)

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

22.	Income taxes
The following table presents the components of the current and deferred tax expenses (recovery).

	2022	2021

Current tax expense	$443	$63

Deferred tax expense (recovery)
Origination and reversal of temporary differences	$(11,705)	$(7,796)
Change in unrecognized deductible temporary differences	11,705	7,796

Total deferred tax expense (recovery)	$0	$-

Total current and deferred tax expense	$443	$63

Reconciliation between effective and applicable tax amounts.

	2022	2021

Income taxes at domestic tax statutory rate	$(12,400)	$(8,390)
Change in unrecognized deductible temporary differences	11,705	7,796
Impact of differences in statutory tax rates	102	64
Non-deductible expenses and other	1,036	593

Total income tax expense	$443	$63

The applicable statutory tax rate w
as
26.5% in 2022 and 2021. The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

22.	Income taxes (continued)

Unrecognized deferred tax assets
As at November 30, unrecognized deferred tax assets were as follows.

	2022	2021

Research and development expenses	$25,110	$26,046
Non-capital losses	45,228	38,615
Property and equipment	138	225
Intellectual property and patent fees	2,854	3,054
Available deductions and other	10,298	7,535

	$83,628	$75,475

Given the Company’s past losses, management does not believe that it is probable that the Company can realize its deferred tax assets and, therefore, no amount has been recognized in the consolidated statements of financial position.
The generation of future taxable profit is dependent on the successful commercialization of the Company’s products and technologies.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

22.	Income taxes (continued)
Unrecognized deferred tax assets (continued)

As at November 30, 2022 and 2021, the amounts and expiry dates of Canadian tax attributes for which no deferred tax asset was recognized were as follows:

		2022		2021

	Federal	Provincial	Federal	Provincial

Research and development expenses, without time limitation	$86,768	$105,174	$89,740	$109,034
Losses carried forward
2027	5,569	5,561	5,960	5,952
2028	34,110	16,426	36,877	17,949
2029	14,494	12,250	15,513	13,111
2030	8,510	8,507	9,109	9,105
2031	17,525	15,556	18,758	16,651
2032	11,874	10,902	12,709	11,669
2033	8,532	8,451	9,132	9,046
2034	7,813	7,744	8,362	8,289
2037	6,972	6,889	7,462	7,373
2038	2,034	1,958	2,177	2,095
2039	1,340	1,302	1,434	1,394
2040	7,317	7,292	7,832	7,805
2041	19,350	19,276	21,220	21,153
2042	31,181	31,190	-	-
Other temporary differences, without time limitation
Excess of tax value of property and equipment over carrying value	1,000	454	868	838
Excess of tax value of intellectual property and patent fees over carrying value	10,765	10,765	11,522	11,518
Available deductions and other	69,448	28,034	60,940	16,607

In addition to the above attributes, as at November 30, 2022, the Company has available $8,883 of losses carried forward in Ireland without expiry dates for which no deferred tax assets are recognized. As at November 30, 2022, deferred tax liabilities have not been recognized for taxable temporary differences arising from investments in a subsidiary because the Company controls the decisions affecting the realization of such liabilities and it is probable that the temporary differences will not reverse in the foreseeable future.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

23.	Supplemental cash flow disclosures
The Company entered into the following transactions, which had no impact on its cash flows.

	2022	2021

Deferred financing costs included in accounts payable and accrued liabilities	$-	$174
Additions to property and equipment included in accounts payable and accrued liabilities	156	-
Acquisition of derivative financial assets included in accounts payable and accrued liabilities	104	-
Additions to intangible assets included in accounts payable and accrued liabilities	2,832	-
Reclassification of other Deferred financing costs to deficit	38	-
Share issue cost included in accounts payable and accrued liabilities	37	-

24.	Financial instruments
Overview
This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, and how the Company manages those risks. In addition to currency risk, the Company has exposure to risks from disputed accounts receivables.
Credit risk
Credit risk refers to the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses.
The Company’s exposure to credit risk currently relates to accounts receivable with one major customer (refer to Note 28), other receivable and derivative financial assets which it manages by dealing only with highly rated Canadian financial institutions. Included in the consolidated statements of financial position are trade receivables of $
10,659
(2021 – $
9,261
), all of which were aged under
60
days or received after year end. There was
no
amount recorded as bad debt expense for the years ended November 30, 2022 and 2021. Financial instruments other than cash and trade and other receivables that potentially subject the Company to significant credit risk consists principally of bonds and money market funds. The Company invests its available cash in highly liquid fixed

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

24.	Financial instruments (continued)
Credit risk
(continued)

income instruments from governmental, paragovernmental, municipal and high-grade
corporate bodies and money market funds (2022 – $9,214; 2021 – $19,955). As at November 30, 2022, the Company believes it was not exposed to any significant credit risk. The Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.
Liquidity risk
Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in Note 25, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.
The Company has adopted an investment policy in respect of the safety and preservation of its capital designed to ensure that the Company’s liquidity needs are met. The instruments are selected with regards to the expected timing of expenditures and prevailing interest rates.
The Company is required to maintain cash, cash equivalents and eligible short-term investments for an aggregate value of at least $20,000 currently (which amount will be increased to $30,000 if the Company has not obtained approval from the FDA for its F8 formulation by March 31, 2024) relating to the Loan Facility, which restricts the management of the Company’s liquidity. Refer to notes 1 and 18.
The following are amounts due on the contractual maturities of financial liabilities as at November 30, 2022 and 2021.

					2022

	Carrying amount	Total contractual amount	Less than 1 year	From 1 to 2 years	More than 3 years

Accounts payable and accrued liabilities	$41,065	$41,065	$41,065	$-	$-
Term loan, including interest (1)	37,894	57,667	5,649	28,421	23,597
Convertible unsecured senior notes, including interest	26,895	29,081	29,081	-	-
Lease liabilities	1,922	2,196	595	1,145	456

	$107,776	$130,009	$76,390	$29,566	$24,053

(1)	Based on SOFR forward rates. The maturities above reflect the fact that the Loan Facility has been amended in the subsequent event period and, as such, the contractual maturities are used.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

24.	Financial instruments (continued)
Liquidity risk
(continued)

					2021

	Carrying amount	Total contractual amount	Less than 1 year	From 1 to 2 years	More than 3 years

Accounts payable and accrued liabilities	$40,376	$40,376	$40,376	$-	$-
Convertible unsecured senior notes, including interest	54,227	64,113	3,306	60,807	-
Lease liabilities	2,518	2,973	624	1,275	1,074

	$97,121	$107,462	$44,306	$62,082	$1,074

Currency risk
The Company is exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than US$, primarily cash, sale of goods and expenses incurred in CA$ and euros.
Exchange rate fluctuations for foreign currency transactions can cause cash flows, as well as amounts recorded in the consolidated statements of net loss, to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US$ at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statements of net loss. The Company does not believe a sudden change in foreign exchange rates would impair or enhance its ability to pay its CA$ or euro denominated obligations.
The following table presents the significant items in the original currencies exposed to currency risk as at November 30, 2022 and 2021.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

24.	Financial instruments (continued)
Currency risk
(continued)

		2022		2021

	CA$	EURO	CA$	EURO
Cash	1,547	236	589	61
Bonds and money market funds	12,387	-	16,298	-
Trade and other receivables	733	2,141	331	1,553
Tax credits and grants receivable	66	239	385	123
Accounts payables and accrued liabilities	(10,784)	(5,849)	(6,819)	(7,256)
Lease liabilities	(1,362)	(873)	(1,755)	(1,010)
Provisions	-	(3,486)	-	(1,970)

Total exposure	2,587	(7,592)	9,029	(8,499)

The following exchange rates are those applicable as at November 30, 2022 and 2021.

		2022		2021
	Average rate	Reporting date rate	Average rate	Reporting date rate

CA$ – US$	0,7722	0,7439	0,7979	0,7822
Euro – US$	1,0600	1,0406	1,1906	1,1338

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

24.	Financial instruments (continued)
Currency risk
(continued)

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5
% strengthening of the CA$ or the euro would have an impact on net earnings for CA$ and in the accumulated other comprehensive loss for euro as follows, assuming that all other variables remained constant.

		2022		2021

	CA$	Euro	CA$	Euro
Positive (negative) impact	129	(380)	451	(425)

An assumed 5
% weakening of the CA$ or of the euro would have had an equal but opposite effect on the above currencies in the amounts shown above, assuming that all other variables remain constant.
Interest rate risk
Interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Short-term
bonds held by the Company are invested at fixed interest rates and/or mature in the short term.
Long-term
bonds are also instruments that bear interest at fixed rates. The risk that the Company will realize a loss as a result of a decline in the fair value of its bonds is limited because these investments, although they are classified as fair value through OCI, are generally held until close to maturity. The unrealized gains or losses on bonds are recorded in accumulated other comprehensive income (loss).
Based on the value of the Company’s
short-
and
long-term
bonds as at November 30, 2022, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive income (loss) by approximately $79 (2021 – $141); an assumed increase in market interest rates of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.
Cash and money market funds bear interest at a variable rate. Trade and other receivables, accounts payable and accrued liabilities and provisions bear no interest.
Based on the average value of variable
interest-bearing
cash and money market funds during the year ended November 30, 2022 of $23,505 (2021 – $41,491), an assumed 0.5% increase in interest rates during such year would have increased future cash flows and net profit by approximately $118 (2021 – $207); an assumed decrease of 0.5% would have had an equal but opposite effect.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

24.	Financial instruments (continued)
Interest rate risk
(continued)

As the Company’s convertible unsecured senior notes bear interest at a fixed rate of 5.75%, the Company does not face cash flow interest rate risk, but is subject to market price interest rate risk.
Based on the value of the Company’s long-term loan as at November 30, 2022, an assumed 0.5% increase in SOFR rate during such year would have decreased future cash flows and net profit by approximately $70 and an assumed increase of
0.5% would have had an equal but opposite effect.

25.	Capital management
The Company’s objective in managing its capital is to ensure a liquidity position sufficient to finance its business activities. The Company depends primarily on revenue generated by sales of
EGRIFTA SV
®
as well as sales of Trogarzo
®
in the United States and Europe, and, from time to time, on public offerings of securities in North America to finance its activities. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company has also announced that it will evaluate its options in funding late stage development programs, which may include seeking a potential partner or additional financing. The Company is also evaluating its options with respect to the convertible debentures which becomes due in June 2023. During the year, the Company entered into an ATM program (refer to Note 21(c)) under which it may sell, from time to time, up to $
47,000 of its common shares.
The capital management objectives remain the same as for the previous year, except that the Company’s cash deposit and brokerage accounts are subject to control agreements relating to the Loan Facility and certain credit card arrangements allowing creditors to collateralized outstanding loaned values. Furthermore, the Company is required to maintain cash, cash equivalents and eligible short-term investments for an aggregate value of at least $
20,000
currently (which amount can increase in certain circumstances) relating to the Loan Facility and up to 105% of the credit available under the credit card arrangements.
As at November 30, 2022, cash, bonds and money market funds amounted to $33,070
 (2021-$40,354).
Currently, the Company’s general policy on dividends is to retain cash to keep funds available to finance its growth.
The Company defines capital to include total equity and convertible unsecured senior notes.
The Company is not subject to any externally imposed capital requirements.

26.	Determination of fair values
Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial
assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

26.	Determination of fair values (continued)

Financial assets and financial liabilities measured at fair value
In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:
Level 1: Defined as observable inputs such as quoted prices in active markets.
Level 2: Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
Level 3: Defined as inputs that are based on little or no observable market data, therefore requiring entities to  develop their own assumptions.
Other financial assets and financial liabilities
The Company has determined that the carrying values of its
short-term
financial assets and financial liabilities, including cash, trade and other receivables, and accounts payable and accrued liabilities approximate their fair value because of their relatively short period to maturity.
Bonds and money market funds and derivative financial assets and financial liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).
The fair value of the convertible unsecured senior notes, including the equity portion, as at November 30, 2022 was approximately $24,200 (2021–$52,756) (Level 1) based on market quotes.
The Company has determined that the carrying value of its term loan approximates its fair value because it was issued near the 2022 year-end.
Share-based
payment transactions
The fair value of the employee stock options is measured based on the
Black-Scholes
valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free
interest rate (based on government bonds). Service and
non-market
performance conditions attached to the transactions, if any, are not taken into account in determining fair value.
The DSU liability is recognized at fair value and considered Level 2 in the fair value hierarchy for financial instruments. The fair value is determined using the quoted price of the common shares of the Company.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

27.	Commitments

(a)	Long-term procurement agreements and research agreements
The Company has
long-term
procurement agreements with third party suppliers in connection with the commercialization of
EGRIFTA SV
®
and Trogarzo
®
. As at November 30, 2022, the Company had outstanding purchase orders and minimum payments required under these agreements amounting to $1,644 (2021 – $6,598) for the manufacture of Trogarzo
®
,
EGRIFTA SV
®
and for various services.
As at November 30, 2022, the Company also has research commitments and outstanding clinical material purchase orders amounting to $
1,310 (2021 – $1,253) in connection with the oncology platform and $868 (2021 – $724) in connection with a new formulation of tesamorelin and of a multi-dose pen injector developed for this new formulation.

(b)	Licence agreement
On February 4, 2020, the Company entered into an amended and restated licence agreement with the Massachusetts General Hospital (“MGH”), as amended on April 15, 2020, in order to benefit from its assistance and knowledge for the development of tesamorelin for the potential treatment of
Non-Alcoholic
Steatohepatitis (“NASH”) in the general population. Under the terms of the amended agreement, the MGH, through Dr. Steven Grinspoon, will provide services related to the study design, selection of optimal patient population, dosing, study duration and other safety matters and participate, if need be, in regulatory meetings with the FDA or the EMA. In consideration, the Company agreed to make certain milestone payments to the MGH related to the development of tesamorelin and to pay a low single-digit royalty on all sales of
EGRIFTA
®
and
EGRIFTA SV
®
above a certain threshold amount. The payment of the royalty will begin upon approval by the FDA or the EMA (the first to occur) of an expanded label of tesamorelin for the treatment of any fatty liver disease, including
Non-Alcoholic
Fatty Liver Disease or NASH in the general population.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

28.	Operating segments
The Company has a single operating segment. As described in Note 3, almost all of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	2022	2021

RxCrossroads	$78,744	$68,917
Others	1,313	906

	$80,057	$69,823

All of the Company’s
non-current
assets are located in Canada, the United States and Ireland. Of the Company’s
non-current
assets of $
19,890
(2021 – $
27,304
), $
18,980
(2021 – $
26,206
) are located in Canada, $
69
(2021 – $
5
) are located in the United States and $
841
(2021 – $
1,093
) are located in Ireland.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2022 and 2021

29.	Related parties
The key management personnel of the Company are the directors, the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Global Commercial Officer and the Senior Vice President and Chief Medical Officer.
Key management personnel compensation comprises:

	2022	2021

Short-term employee benefits	$3,191	$2,690
Post-employment benefits	86	72
Share-based compensation	2,078	1,243

	$5,355	$4,005

As at November 30, 2022, the key management personnel controlled 0.8% (2021 – 0.7%) of the voting shares of the Company and held 0.3% (2021 – 0.2%) of the convertible unsecured senior notes.

30.	Subsequent events
On February 27, 2023, the Company issued to affiliates of Marathon Asset Management (collectively, “Marathon”), prorata to their participation under the Loan Facility, an aggregate of 5,000,000
common share purchase warrants (the “Warrants”). Each Warrant entitles the holder thereof to subscribe for one common share of the Company at a price of $1.45 for a period of seven years. The Warrants will not be traded on any stock exchange. They are transferable only to affiliates of Marathon or to other potential lenders under the terms of the Loan Facility and their affiliates.
The Warrants were issued as consideration for various amendments made to the Loan Facility, including:

●	An amendment to remove the second tranche condition requiring the Company to have filed with the FDA the results of its HFS Study before June 30, 2023; and

●
An amendment to allow for to the inclusion of a going concern explanatory paragraph in the annual report of the independent registered public accounting firm for the fiscal year ended November 30, 2022.